No Act

16004085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/5/16

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 22 2016
Washington, DC 20549

February 22, 2016

Act: 1934
Section: 14a-8 (DS)
Rule:
Public
Availability: 2-22-16

Jerome F. Zaremba
Ford Motor Company
jzaremb1@ford.com

Re: Ford Motor Company
Incoming letter dated January 5, 2016

Dear Mr. Zaremba:

This is in response to your letter dated January 5, 2016 concerning the shareholder proposal submitted to Ford by the North Carolina Department of State Treasurer. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Meryl Murtagh
North Carolina Department of State Treasurer
meryl.murtagh@nctreasurer.com

February 22, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ford Motor Company
Incoming letter dated January 5, 2016

The proposal requests that the board adopt a policy to disclose a description of the specific minimum qualifications that the nominating committee believes must be met by a nominee to the board of directors and each nominee's gender, race/ethnicity, skills and experiences.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, it appears that Ford's public disclosures compare favorably with the guidelines of the proposal and that Ford has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Office of the Secretary
Office of the General Counsel
Phone: 313/337-3913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

January 5, 2016

VIA EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the North Carolina Department of State Treasurer

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2016 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 12, 2016.

The North Carolina Department of State Treasurer (the "Proponent") has submitted for inclusion in the 2016 Proxy Materials a proposal requesting that the Company's Board of Directors adopt a policy requiring the Nominating and Governance Committee of the Board to disclose annually the minimum qualifications of a board of directors' nominee and "[e]ach nominee's gender, race/ethnicity, skills, and experiences in a chart or matrix form" within 6 months of the Company's annual meeting (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2016 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and
- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal

The Proposal requests the Board to adopt a policy to disclose the following:

1. A description of the specific minimum qualifications that the Board's nominating committee believes must be met by a nominee to the board of directors; and
2. Each nominee's gender, race/ethnicity, skills, and experiences presented in a chart or matrix form

(see Exhibit 1). The Proposal also requires the disclosures be made "through the annual proxy statement and the [C]ompany's website within six (6) months of" the Company's annual meeting (see Exhibit 1).

The Proposal has been Substantially Implemented

Under Rule 14a-8(i)(10), a proposal may be omitted if it has been substantially implemented by the issuer. To be substantially implemented, a proposal does not have to be "fully effected" (*see Release No. 20091* (August 16, 1983)). In determining whether a proposal has been substantially implemented, the company's policies, practices and procedures should "compare favorably with the guidelines of the proposal". *See Albertson's Inc.* (March 23, 2005); *The Talbots, Inc.* (April 5, 2002); *Cisco Systems, Inc.* (August 11, 2003); and *Texaco, Inc.* (March 28, 1991). Particularly, a proposal is substantially implemented where a company has previously established procedures that relate to the subject matter of the proposal or "essential objectives" of the proposal. *See The Talbots, Inc.* (April 5, 2002) (permitting omission of a proposal that required the establishment of a code of corporate conduct regarding human rights because the company had an existing Standard for Business Practice and Code of Conduct) and *The Gap, Inc.* (March 16, 2001) (permitting omission of a proposal that requested a report on child labor practices of the company's vendors because the company had already established a code of vendor conduct, monitored vendor compliance, and published the related information).

It is clear from the Proposal, and its supporting statement, that the underlying concerns and essential objectives of the Proposal are to ensure that shareholders are informed about board nominee qualifications and attributes. For example, the Proponent's supporting statement reads as follows: "by providing a meaningful disclosure about the potential board members, shareholders will be better able to judge [sic] well-suited board nominees are for the Company and whether their listed skills, experiences, and attributes are appropriate in light of the company's overall business strategy." In the conclusion to its supporting statement, the Proponent states, "We are requesting comprehensive disclosures about the board composition and what qualifications the Company seeks for its Board . . ." (see Exhibit 1).

The Company has substantially implemented the underlying concerns and essential objectives of the Proposal and made public disclosures described in the Proposal through the following policy and disclosures, collectively "Ford's Policy and Reports":

(i) Excerpts from the Company's Notice of 2015 Annual Meeting of Shareholders and Proxy Statement (see Exhibit 2);

(ii) The Company's Charter of the Nominating and Governance Committee of the Board of Directors ("Nominating and Governance Committee Charter") (see Exhibit 3);

(iii) The Company's Sustainability Report for 2014/15 ("2014/15 Sustainability Report") (see Exhibit 4); and

(iv) The Company's Board of Directors Website available at https://media.ford.com/content/fordmedia/fna/us/en/people.members-of-the-board.html

Ford's Policy and Reports substantially address the Proposal's underlying concerns and the essential objectives. The Company's Notice of 2015 Annual Meeting of Shareholders and Proxy Statement ("2015 Proxy Statement") specifically describes board nominee qualifications covered by the Nominating and Governance Committee Charter policy and discloses, in matrix form, each nominee's experiences related to those requirements. The 2015 Proxy Statement also describes the qualifications and experiences for each Director nominee, and provides a photograph of each director nominee, the nominee's age, a detailed description of the nominee's experiences and qualifications, and the Company's reasons for nominating each person, which ties such experiences and qualifications to the Company's One Ford strategy (see Exhibit 2). The Company's Nominating and Governance Committee Charter contains a section dedicated to describing the policy used by the Board to determine qualifications of Board of Directors candidates (See Exhibit 3). The Company's 2014/2015 Sustainability Report restates the Company's policy for board nominee qualifications (see Exhibit 4).

The Staff has allowed omission of a proposal as substantially implemented if a company's "policies, practices and procedures compare favorably with the guidelines of the proposal," *see The Goldman Sachs Group, Inc.* (February 12, 2014) (permitting the omission of a proposal because the company's policies, procedures, and practices related to an existing committee compared favorably to the committee requested to be formed by the proposal). The Staff has also deemed a proposal substantially implemented when the company's "public disclosures compare favorably with the guidelines of the proposal," *see Entergy Corporation* (February 14, 2014) (allowing exclusion of a proposal because the public disclosures already made by the company about its environmental policies and performance compared favorably with disclosures requested by the proposal). It is evident that the Proposal has been substantially implemented through Ford's Policy and Reports because they address the underlying concerns and essential objectives of the Proposal and compare favorably with the guidelines of the Proposal.

Board Nominee Qualifications Policy and Disclosures

The Proposal requests that each year the Company disclose an adopted policy of the "qualifications that the Board's nominating committee believes must be met by a nominee to the board of directors" (see Exhibit 1). In section IV (2) of the Company's *Charter of the Nominating and Governance Committee of the Board of Directors* the Company states:

***

In identifying candidates for membership on the Board, the Nominating and Governance Committee shall take into account all factors it considers

> appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board.

***

See Exhibit 3. The Company also lists specific qualifications required of board nominees on page 21 of the Company's 2015 Proxy Statement under the heading "Qualifications Considered for Nominees."

***

> Ford recognizes the value of diversity and we endeavor to have a diverse Board, with experience in business, international operations, finance, manufacturing and product development, marketing and sales, government, education, technology, and in areas that are relevant to the Company's global activities.

***

See Exhibit 2. These same specific qualifications are listed along the top horizontal axis of the matrix on page 2 of the 2015 Proxy Statement entitled "*Proxy Summary – Director Nominees.*" Each director's experience as it relates to those qualifications is indicated along the vertical axis of the matrix.

On page 21 of the 2015 Proxy Statement, the Company also states that ". . . among the most important qualities directors should possess are the highest personal and professional ethical standards, integrity, and values. They should be committed to representing the long-term interests of all of the shareholders" (see Exhibit 2). The Company also lists "practical wisdom" and "mature judgment" as well as the ability to be "objective and inquisitive" as other qualifications required for a nominee (see Exhibit 2). The Company discloses these same qualifications in its 2014-2015 Sustainability Report under the section entitled "*Board Qualifications, Independence and Evaluation*" (see Exhibit 4).

In addition, the Company provides a photograph of each director, thus furthering the identification of gender and race. Further detail and explanation for each director's experience, qualifications, and reasons for nomination are detailed on pages 22 through 29 of the 2015 Proxy Statement (see Exhibit 2).

It is clear that the Company has substantially implemented the Proposal's request for a description of the specific minimum qualifications that the Nominating and Governance Committee believes must be met by a nominee by disclosing annually the specific qualifications it considers for board nominees in several different publications that are available to shareholders.

Board Composition Disclosures

The Proposal also requests that "gender, race/ethnicity, skills, and experiences" of the board nominees are disclosed "in a chart or matrix form" (see Exhibit 1). As discussed, the matrix entitled "Proxy Summary – Director Nominees" on page 2 of the 2015 Proxy

Statement reports not only the specific qualifications required of board nominees but also each director's actual skills and experiences as it relates to those qualifications (see Exhibit 2).

In addition to the pictures of director nominees included in its annual proxy statement, in its 2014/2015 Sustainability Report the Company also uses a chart entitled "*Board of Directors Composition by Gender and Minorities*" to disclose the gender and minority status of its Board of Directors (see Exhibit 4). The Company's full Sustainability Report 2014/15 can be accessed publically through the Company's website at: http://corporate.ford.com/microsites/sustainability-report-2014-15/strategy-governance-board.html

The Company's public website also contains biographies and color photographs of each member of the Board. The Board of Director's page on the Company's website can be accessed at the following link: https://media.ford.com/content/fordmedia/fna/us/en/people.members-of-the-board.html

In summary, the Company has substantially implemented the Proposal's request to specify each nominee's gender, race/ethnicity, skills, and experiences in a chart or matrix form through its policy and public disclosures listed below.

1. The chart on page 2 of the Company's 2015 Proxy Statement entitled "Proxy Summary Director Nominees" (see Exhibit 2);

2. The paragraph entitled "Qualifications Considered for Nominees" on page 21 of the Company's 2015 Proxy Statement (see Exhibit 2);

3. The Company's 2015 Proxy Statement beginning at page 22 through page 29 containing photographs of each Director Nominee as well as each nominee's age, experience, qualifications, and the Company's reason for nomination (see Exhibit 2);

4. Section IV(2) of the Company's Nominating and Governance Committee Charter containing the Company's qualification requirements for Board of Director nominees (see Exhibit 3);

5. The Company's Sustainability Report 2014/15 containing disclosure in the following sections of the report:

   (a) Section entitled "Board of Directors Composition by Gender and Minorities" discloses Board composition in chart form (see Exhibit 4);
   (b) Section entitled "Board Qualifications, Independence and Evaluation" discloses the Company's requirements for Board nominees (see Exhibit 4); and
   (c) Section entitled "Our Diversity Performance" again reports in text from the diversity of the Board of Directors (see Exhibit 4); and

6. The Board of Directors page located at the Company's corporate website containing color photographs and biographies of each director.

Ford's Policy and Reports substantially implement the requirements of the Proposal. While Ford has not adopted the Proposal word-for-word, it has addressed the Proposal's underlying concerns and essential objectives (i.e. to ensure that shareholders are informed about board nominee qualifications and composition). Indeed, one can argue the Proponent acknowledges that Company disclosures meet the underlying concerns and essential objectives of the Proposal because the Proponent criticizes the diversity of the Company's Board in its supporting statement. How else could the Proponent level such criticism unless the information the Proposal requests was readily disclosed to interested stakeholders? Consequently, Ford respectfully requests the Staff's concurrence in the omission of the Proposal as being substantially implemented pursuant to Rule 14a-8(i)(10).

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it encompasses matters relating to the Company's ordinary business operations. Specifically, the proposal attempts to govern the manner in which qualifications and attributes of nominees to Ford's Board of Director are disclosed to shareholders.

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal is excludable under Rule 14a-8(i)(7) because it attempts to dictate the manner in which the Company discloses information about its directors and nominees for directorships. Much of the information requested is already required disclosure. Item

401(e)(1) and (2) of Regulation S-K require companies to disclose in their proxy statements the business experience and directorships of nominees. Further, Item 407(c)(2)(v) of Regulation S-K requires disclosure of the minimum qualifications the nominating committee believes must be met by a committee-recommended nominee and a description of the specific qualities and skills that such committee believes are necessary for directors to possess. Subsection (vi) of Item 407(c)(2) requires a description whether, and if so how, the committee considers diversity in identifying nominees for director. Significantly, Items 401 and 407 of Regulation S-K do not require the specific manner of the disclosure. The manner of disclosure is left to the discretion of issuers.

The Staff has consistently allowed omission of proposals that attempt to regulate corporate communications of business matters that do not involve a significant policy issue. In *Ford Motor Company* (March 1, 2010), the Staff allowed omission where the proposal attempted to dictate the manner in which the company communicated restatement of financial statements to shareholders. In *FedEx Corporation* (July 14, 2009), the Staff allowed omission of a proposal that attempted to regulate the manner in which a company advertised. *See also PG&E Corporation* (February 14, 2007) (concurring in omission of a proposal requesting that company cease its advertising campaign promoting solar or wind energy); *The Walt Disney Company* (November 30, 2007) (concurring in omission of a proposal requesting a report on the company's efforts to avoid the use of negative and discriminatory stereotypes in its products); and *Federated Department Stores, Inc.* (March 27, 2002) (concurring in omission of a proposal requesting that the company identify and disassociate from offensive imagery to American Indian community in product marketing).

In *Ford Motor Company* (March 1, 2010), the Staff rejected the concept of shareholders voting on a proposed additional form of notification where the Commission's regulations required companies to promptly file restatement of financials so that shareholders become aware of the restatement in a timely manner. Likewise, the Staff should reject the Proponent's request to have shareholders vote on an alternate manner of disclosure from the manner the Company has chosen pursuant to the discretion provided by Regulation S-K. Allowing shareholders to vote on the manner of disclosure is the type of micro-managing that Rule14a-8(i)(7) was intended to prevent.

The manner of disclosures, most of which are required by regulation, is not a significant social policy issue which would transcend a company's day-to-day business. The substance of the disclosure is of importance to shareholders and, unless the Proponent demonstrates that the Company's disclosure is misleading, the manner of substantive disclosure should not be left to the discretion of shareholders. *See, e.g., FedEx Corporation* (July 14, 2009), *Ford Motor Company* (February 12, 2008) (concurring in omission of proposal requesting that direct mailing addresses of directors be provided to shareholders where communication was not limited to non-ordinary business matters); and *International Business Machines Corporation* (January 9, 2001; reconsideration denied February 14, 2001) (where a portion of a proposal related to ordinary business (i.e., the presentation of financial statements in reports to shareholders), the entire proposal, otherwise dealing with executive compensation matters, was properly excluded).

Because the Proposal deals with an ordinary business function and does not involve a significant social policy issue, it falls squarely within the ordinary business exclusion of Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2016 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2016 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2016 Proxy Materials by sending it a copy of this letter and its exhibits.

If you have any questions, require further information, or wish to discuss this matter, please call me (313-337-3913).

Very truly yours,

Jerome F. Zaremba
Counsel and Assistant Secretary

Enclosure
Exhibits

cc: North Carolina Department of State Treasurer, ATTN: Meryl Murtagh
Via Federal Express

Exhibit 1

NORTH CAROLINA
DEPARTMENT OF STATE TREASURER
INVESTMENT MANAGEMENT DIVISION

JANET COWELL
TREASURER

KEVIN SIGRIST
CHIEF INVESTMENT OFFICER

November 25, 2015

'15 NOV 30 PM 2:34

OFFICE OF THE SECRETARY BRADLEY M. GAYTON

Bradley M. Gayton, VP
General Counsel & Corporate Secretary
Ford Motor Company
One American Road, Ste. 1026
Dearborn, MI 48126-2798

RE: Shareholder Proposal for the 2016 Annual Meeting

Dear Mr. Gayton:

The North Carolina Department of State Treasurer ("State Treasurer"), as the investment fiduciary for the North Carolina Retirement Systems, is the owner of more than 2,323,002 shares of Ford Motor Company common stock of (the "Company"), which the State Treasurer intends to continue to hold through the date of the Company's 2016 annual meeting of shareholders (the "Annual Meeting"). The State Treasurer has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of the date hereof. Verification of ownership, provided by The Bank of New York Mellon, is enclosed in this packet.

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the State Treasurer hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholder at the Annual Meeting.

If you have any questions or concerns please contact me at 919-814-3852 or Meryl.Murtagh@nctreasurer.com. As always, we would welcome the opportunity to discuss this proposal.

Sincerely,

Andrew H. Holton

Andrew H. Holton
General Counsel
North Carolina Department of State Treasurer
3200 Atlantic Avenue
Raleigh, NC 27610

Exhibit 1

Resolved, that the Shareholders of Ford Corporation ("Company") request that the Board adopt a policy to disclose to shareholders the following:

1. A description of the specific minimum qualifications that the Board's nominating committee believes must be met by a nominee to the board of directors; and
2. Each nominee's gender, race/ethnicity, skills , and experiences presented in a chart or matrix form

The disclosure shall be presented to the shareholders through the annual proxy statement and the company's website within six (6) months of the date of the annual meeting, and updated on an annual basis.

Supporting Statement

We believe that boards that incorporate diverse perspectives can think more critically and oversee corporate managers more effectively. By providing a meaningful disclosure about the potential board members, shareholders will be better able to judge how well-suited individual board nominees are for the Company and whether their listed skills, experiences, and attributes are appropriate in light of the company's overall business strategy. Company's compliance with Item 407(c)(2)(v) of SEC Regulation S-K, which requires companies to identify the minimum skills, experiences, and attributes that all board candidates are expected to possess, has not included information about nominees gender, or race/ethnicity; and

Company's percentage of female board members has been below market average; and

Company's disclosures have been below market average; and

Company's percentage of independent board members is below market average; and

Company's performance ranking within its peer group is in the lowest and second lowest quartiles in the three and five year categories.

A 2012 Credit Suisse study found that companies that include women on their boards deliver higher returns on equity, better average growth, and higher price value over a period of five or more years.[1] Research has confirmed these findings, even controlling for size, industry, and other corporate governance measures.[2] Further, research has shown that board diversity, including gender diversity, is also linked to better risk management because it can reduce the tendency toward standard agreement with known business associates and "group think" regarding certain actions.[3] As a long term shareholder we are interested in making sure the board is overseeing management effectively and helping provide value over time.

We believe that a diverse board is a good indicator of sound corporate governance and a well-functioning board. Diversity in board composition is best achieved through highly qualified candidates with a diversity of skills, experiences, race and gender, and board independence from management.

---

[1] "Gender diversity and corporate performance," Research Institute. August 2012. available at http://www.calstrs.com/sites/main/files/file-attachments/csri_gender_diversity_and_corporate_performance.pdf.

[2] Carter, D.A., Simkins, B.J., and Simpson, W.G. (2003), Corporate Governance, Board Diversity, and Firm Value. Financial Review, 38: 33-53. doi: 10.1111/1540-6288.00034

[3] Yang, Yu-wen. "More Diverse Corporate Boards Leads to Less Risk Taking." Entrepreneur Magazine. August 29, 2014. available at http://www.entrepreneur.com/article/236929

Exhibit 1

We are requesting comprehensive disclosures about board composition and what qualifications the Company seeks for its Board, therefore we urge shareholders to vote FOR this proposal.

Proxy Summary

DIRECTOR NOMINEES

Board Members

Manufacturing	Current or Former CEO	Marketing	International	Government	Finance	Technology
7	6	5	11	3	9	7

	AGE DIRECTOR SINCE PRINCIPAL OCCUPATION	QUALIFICATIONS	COMMITTEES	OTHER BOARDS
Stephen G. Butler Independent	67 2004 Retired Chairman and Chief Executive Officer, KPMG, LLP and retired Chairman of KPMG International	International, Finance	Audit (Chair) Nominating & Governance	ConAgra Foods, Inc.
Kimberly A. Casiano Independent	57 2003 President, Kimberly Casiano & Associates, San Juan, Puerto Rico	Marketing, International	Audit Nominating & Governance Sustainability & Innovation	Mead Johnson Nutrition Company
Anthony F. Earley, Jr. Independent	65 2009 Chairman, Chief Executive Officer & President, PG&E Corp	Current or Former CEO, Government, Finance	Compensation (Chair) Nominating & Governance Sustainability & Innovation	PG&E Corporation
Mark Fields	54 2014 President and Chief Executive Officer, Ford Motor Company	Manufacturing, Current or Former CEO, Marketing, International	Finance	
Edsel B. Ford II	66 1988 Director and Consultant, Ford Motor Company	Marketing, International, Finance	Finance Sustainability & Innovation	International Speedway Corp
William Clay Ford, Jr.	57 1988 Executive Chairman and Chairman of the Board of Directors, Ford Motor Company	Manufacturing, Current or Former CEO, International, Finance, Technology	Finance (Chair) Sustainability & Innovation	eBay Inc.
James P. Hackett Independent	59 2013 Interim Athletic Director, University of Michigan	Manufacturing, Current or Former CEO, Technology	Nominating & Governance Sustainability & Innovation	Steelcase Inc. Fifth Third Bancorp
James H. Hance, Jr. Independent	70 2010 Operating Executive, Carlyle Group	Manufacturing, International, Finance, Technology	Audit Finance Nominating & Governance	Cousins Properties Inc Duke Energy Corp The Carlyle Group Acuity Brands, Inc.
William W. Helman IV Independent	56 2011 General Partner, Greylock Partners	Finance, Technology	Finance Nominating & Governance Sustainability & Innovation (Chair)	
Jon M. Huntsman, Jr. Independent	55 2012 Chairman, Atlantic Council and Chairman, Huntsman Cancer Foundation	International, Government	Compensation Nominating & Governance Sustainability & Innovation	Huntsman Corporation Caterpillar Inc. Chevron Corporation
William E. Kennard Independent	58 Jan. 2015 Chairman, Velocitas Partners LLC	International, Government, Finance, Technology	Nominating & Governance	AT&T Inc. MetLife, Inc. Duke Energy Corporation
John C. Lechleiter Independent	61 2013 Chairman, President and Chief Executive Officer, Eli Lilly and Company	Manufacturing, Current or Former CEO, Technology	Compensation Nominating & Governance	Eli Lilly Company Nike, Inc.
Ellen R. Marram Presiding Independent Director	68 1988 President, The Barnegat Group LLC	Manufacturing, Marketing, International	Compensation Nominating & Governance Sustainability & Innovation	The New York Times Company Eli Lilly and Company
Gerald L. Shaheen Independent	69 2007 Retired Group President, Caterpillar Inc.	Manufacturing, Marketing, International, Finance, Technology	Audit Nominating & Governance (Chair)	AGCO Corporation
John L. Thornton Independent	61 1996 Chairman, Barrick Gold Corp.	Current or Former CEO, International, Finance	Compensation Finance Nominating & Governance	China Unicom (Hong Kong) Limited Barrick Gold Corporation

Proposal 1. — Election of Directors

IDENTIFICATION OF DIRECTORS

The Charter of the Nominating and Governance Committee provides that the Committee conducts all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates as directors. The Committee identifies candidates through a variety of means, including search firms, recommendations from members of the Committee and the Board, including the Executive Chairman and the President and CEO, and suggestions from Company management. The Committee has the sole authority to retain and terminate any search firm to be used to assist it in identifying and evaluating candidates to serve as directors of the Company. The Company on behalf of the Committee has paid fees to third-party firms to assist the Committee in the identification and evaluation of potential Board members.

Our newest director is William E. Kennard who was identified and proposed to the Committee by different independent directors. Upon recommendation of the Committee, Mr. Kennard was selected from among several names submitted by directors and following a review by a search firm. Mr. Kennard was interviewed prior to his election by the Chair of the Committee, the Chairman, and the President and CEO, and certain other Board members. Upon recommendation of the Committee, Mr. Kennard was elected to the Board on December 11, 2014, with his election effective on January 1, 2015.

Mr. Gephardt will not stand for election at the 2015 Annual Shareholders' Meeting.

Fifteen directors will be elected at this year's annual meeting. Each director will serve until the next annual meeting or until he or she is succeeded by another qualified director who has been elected.

We will vote your shares as you specify when providing your proxy. If you do not specify how you want your shares voted when you provide your proxy, we will vote them *for the election of all of the nominees listed below*. If unforeseen circumstances (such as death or disability) make it necessary for the Board of Directors to substitute another person for any of the nominees, we will vote your shares for that other person.

QUALIFICATIONS CONSIDERED FOR NOMINEES

Because Ford is a large and complex company, the Nominating and Governance Committee considers numerous qualifications when considering candidates for the Board. In addition to the qualifications listed below, among the most important qualities directors should possess are the highest personal and professional ethical standards, integrity, and values. They should be committed to representing the long-term interests of all of the shareholders. Directors must also have practical wisdom and mature judgment. Directors must be objective and inquisitive. Ford recognizes the value of diversity and we endeavor to have a diverse Board, with experience in business, international operations, finance, manufacturing and product development, marketing and sales, government, education, technology, and in areas that are relevant to the Company's global activities. The biographies of the nominees show that, taken as a whole, the current slate of director nominees possesses these qualifications. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, including making themselves available for consultation outside of regularly scheduled Board meetings, and should be committed to serve on the Board for an extended period of time. Directors should also be prepared to offer their resignation in the event of any significant change in their personal circumstances that could affect the discharge of their responsibilities as directors of the Company, including a change in their principal job responsibilities.

Each of the nominees for director is now a member of the Board of Directors, which met nine times during 2014. Each of the nominees for director attended at least 75% of the combined Board and committee meetings held during the periods served by such nominee in 2014. The nominees provided the following information about themselves as of February 1, 2015. Additionally, for each director nominee we have disclosed the particular experience, qualifications, attributes, or skills that led the Board to conclude that the nominee should serve as a director.

Proposal 1. — Election of Directors



Stephen G. Butler

Independent
Age: 67
Director Since: 2004
Committees: Audit (Chair), Nominating and Governance

PRINCIPAL OCCUPATION:
Retired Chairman and Chief Executive Officer, KPMG, LLP, and Retired Chairman of KPMG International, Amsterdam, North Holland, Netherlands

RECENT BUSINESS EXPERIENCE:
Mr. Butler served as Chairman and CEO of KPMG, LLP from 1996 until his retirement on June 30, 2002. Mr. Butler held a variety of management positions, both in the United States and internationally, during his 33-year career at KPMG.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
ConAgra Foods, Inc.

PUBLIC COMPANY DIRECTORSHIPS WITHIN THE PAST FIVE YEARS:
Cooper Industries, PLC

REASONS FOR NOMINATION:
The Board believes Mr. Butler's extensive experience in the accounting profession, both in the United States and internationally, as well as his executive experience as Chairman and CEO of KPMG for several years, provide Ford with financial expertise and risk management skills that have been instrumental in guiding the Company through its restructuring and that will be equally important as the Company grows. As Chair of the Audit Committee and its designated financial expert, Mr. Butler continues to add significant value to the goal of improving our balance sheet while fulfilling our financial reporting obligations accurately and transparently.



Kimberly A. Casiano

Independent
Age: 57
Director Since: 2003
Committees: Audit, Nominating and Governance, Sustainability and Innovation

PRINCIPAL OCCUPATION:
President, Kimberly Casiano & Associates, San Juan, Puerto Rico

RECENT BUSINESS EXPERIENCE:
On January 1, 2010, Ms. Casiano established Kimberly Casiano & Associates, where she is President. The firm provides advisory services in marketing, recruiting, communications, advocacy, and diversity to target the U.S. Hispanic market, the Caribbean, and Latin America. From 1994 until December 31, 2009, Ms. Casiano was President and Chief Operating Officer of Casiano Communications, a publishing and direct marketing company. From 1987 to 1994, she held a number of management positions within Casiano Communications in the periodicals and magazines and the bilingual direct marketing and call center divisions of the company. Ms. Casiano is a member of the Board of Directors of Mutual of America, Scotiabank of Puerto Rico, and the Hispanic Scholarship Fund.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
Mead Johnson Nutrition Company

REASONS FOR NOMINATION:
The Board believes that Ms. Casiano's experience as President and COO of Casiano Communications and her current position as President of Kimberly Casiano & Associates provides the Company with unique insight into marketing and sales, particularly regarding the U.S. Hispanic community and Latin America. Ms. Casiano provides Ford with valuable insight in developing communications, marketing and sales strategies for Latin America and our emerging markets as we grow our market share profitably.

Proposal 1. — Election of Directors



Anthony F. Earley, Jr.

Independent
Age: 65
Director Since: 2009
Committees: Compensation (Chair), Nominating and Governance, Sustainability and Innovation

PRINCIPAL OCCUPATION:
Chairman, Chief Executive Officer & President, PG&E Corp., San Francisco, California

RECENT BUSINESS EXPERIENCE:
Mr. Earley became Chairman, Chief Executive Officer and President of PG&E Corporation in September 2011. Previously, Mr. Earley was Executive Chairman of DTE Energy since October 2010. He had been Chairman and Chief Executive Officer of DTE Energy since 1998. Mr. Earley joined DTE Energy in 1994 as President and Chief Operating Officer. Prior to that time, Mr. Earley served as President and Chief Operating Officer of the Long Island Lighting Company, an electric and gas utility in New York. Mr. Earley is a director of the Nuclear Energy Institute, the Edison Electric Institute, and the Business Roundtable. Mr. Earley also has served on the boards of numerous charitable and civic organizations, including United Way of the Bay Area, the Bay Area Council, San Francisco Committee on Jobs, and the Exploratorium. He served as an officer in the United States Navy nuclear submarine program where he was qualified as a chief engineer officer.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
PG&E Corporation

PUBLIC COMPANY DIRECTORSHIPS WITHIN THE PAST FIVE YEARS:
Masco Corp. and DTE Energy

REASONS FOR NOMINATION:
The Board believes that, as Ford continues to develop hybrid and electric vehicles, Mr. Earley's experience as Chairman, CEO and President of PG&E Corp., his leadership positions in the electric and nuclear industries, and his experience as a U.S. Navy officer, provide Ford with a uniquely qualified individual who can assist in the development of vehicles our customers want and value. In addition, Mr. Earley is able to provide valuable advice regarding the development of the electrical infrastructure needed to assist in the widespread acceptance of electric vehicles. Mr. Earley's experience as Chairman and CEO adds significant leadership and general management expertise to Board deliberations.



Mark Fields

Age: 54
Director Since: 2014
Committees: Finance

PRINCIPAL OCCUPATION:
President and Chief Executive Officer, Ford Motor Company

RECENT BUSINESS EXPERIENCE:
Mr. Fields was elected President and Chief Executive Officer of Ford Motor Company effective July 1, 2014. Since December 2012, Mr. Fields had been Ford's Chief Operating Officer responsible for the Company's global business units. Prior to that time, he led the transformation of Ford's business in North America as Executive Vice President and President of The Americas, a position to which he was named in October 2005. Since joining Ford in July 1989, Mr. Fields has served Ford of Europe and the Premier Automotive Group (PAG) as Executive Vice President, as Chairman and Chief Executive Officer of PAG, and as President of Mazda Motor Company.

REASONS FOR NOMINATION:
As Ford's President and CEO, the Board believes that Mr. Fields continues to provide the strategic and management leadership necessary to create an exciting viable Ford delivering profitable growth for all. Mr. Fields has led the successful implementation of the One Ford Plan, driven innovation in every part of our business, and developed a global leadership team that works together effectively. The Board believes that Mr. Fields's leadership skills will continue to create value for Ford and our stakeholders.

Proposal 1. — Election of Directors



Edsel B. Ford II
Age: 66
Director Since: 1988
Committees: Finance, Sustainability and Innovation

PRINCIPAL OCCUPATION:
Director and Consultant, Ford Motor Company

RECENT BUSINESS EXPERIENCE:
Mr. Ford is a retired Vice President of Ford Motor Company and former President and Chief Operating Officer of Ford Motor Credit Company. He presently serves as a consultant to the Company.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
International Speedway Corporation

REASONS FOR NOMINATION:
The Board believes that Mr. Ford brings a deep knowledge of Ford's business to Board deliberations through his experience as President and COO of Ford Motor Credit Company, as well as his role as consultant to the Company. Mr. Ford also adds significant value in various stakeholder relationships, including relationships with dealers, non-government organizations, employees, and the communities in which Ford has a significant presence. Mr. Ford's life-long affiliation with the Company provides the Board with a unique historical perspective and a focus on the long-term interests of the Company.



William Clay Ford, Jr.
Age: 57
Director Since: 1988
Committees: Finance (Chair), Sustainability and Innovation

PRINCIPAL OCCUPATION:
Executive Chairman and Chairman of the Board of Directors, Ford Motor Company

RECENT BUSINESS EXPERIENCE:
Mr. Ford has held a number of management positions within Ford, including Vice President — Commercial Truck Vehicle Center. From 1995 until October 30, 2001, Mr. Ford was Chair of the Finance Committee. Effective January 1, 1999, he was elected Chairman of the Board of Directors and effective October 30, 2001, he was elected Chief Executive Officer of the Company. Mr. Ford became Executive Chairman of the Company on September 1, 2006 and is the current Chair of the Finance Committee. Mr. Ford also is Vice Chairman of The Detroit Lions, Inc., Chairman of the Detroit Economic Club, and trustee of The Henry Ford. He also is a member of the boards of Business Leaders for Michigan and Henry Ford Health System.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
eBay Inc.

REASONS FOR NOMINATION:
The Board believes that Mr. Ford's extensive experience in various executive positions, service as CEO, and present service as Executive Chairman, provides the Board with unique insight regarding Company-wide issues. This experience, as well as in his role as Chairman of the Board, assist the Board in developing its long-term strategy, while his life-long affiliation with the Company reinforces the long-term interests of Ford and its shareholders. Mr. Ford's knowledge and experience also add significant value to the Company's relationship with its various stakeholders.

Exhibit 2

Proposal 1. — Election of Directors



James P. Hackett

Independent
Age: 59
Director Since: 2013
Committees: Nominating and Governance, Sustainability and Innovation

PRINCIPAL OCCUPATION:
Interim Athletic Director, University of Michigan, Ann Arbor, Michigan

RECENT BUSINESS EXPERIENCE:
Mr. Hackett is Interim Athletic Director of the University of Michigan and Vice Chair of Steelcase Inc., the global leader in the office furniture industry. He was appointed University of Michigan's Interim Athletic Director in October 2014. On March 1, 2014, Mr. Hackett retired as Chief Executive Officer of Steelcase Inc. He was named President and Chief Executive Officer of Steelcase in December 1994 overseeing all domestic and international operations. In April 2014, Mr. Hackett was elected as the non-executive Chairman of Fifth Third Bancorp, a regional banking corporation headquartered in Cincinnati, Ohio. Previously, Mr. Hackett served as Executive Vice President and Chief Operating Officer of Steelcase North America, since August 1994. In April 1994, Mr. Hackett was named Executive Vice President of Steelcase Ventures and was responsible for the development of products for non-contract furniture customers and developing new company opportunities. In August 1993, he was named President of Turnstone, a Steelcase company created to meet the office furnishing needs of small businesses and home offices. In 1990, Mr. Hackett was named Steelcase's Senior Vice President of sales and marketing. Mr. Hackett also serves on the board of directors for Northwestern Mutual Life. He is a member of the executive committee of the Board of Directors for the National Center for Arts and Technology, as well as the Boards of Advisors to the Gerald R. Ford School of Public Policy and the Life Sciences Institute at the University of Michigan.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
Steelcase Inc. and Fifth Third Bancorp

REASONS FOR NOMINATION:
Mr. Hackett's experience as CEO of Steelcase Inc. brings lean international manufacturing and innovative product development expertise to Board deliberations. Combined with his experience in marketing and sales, Mr. Hackett provides Ford with valuable insight in developing and marketing products that our customers want and value. In addition, Mr. Hackett's experience in the financial services industry adds significant value to discussions regarding financing our plan and Ford Credit finance matters.



James H. Hance, Jr.

Independent
Age: 70
Director Since: 2010
Committees: Audit, Finance, Nominating and Governance

PRINCIPAL OCCUPATION:
Operating Executive, Carlyle Group, New York, New York

RECENT BUSINESS EXPERIENCE:
Mr. Hance is the former Chief Financial Officer and former Vice Chairman and member of the board of Bank of America, where he retired in 2005 after 18 years with the company. A certified public accountant, Mr. Hance spent 17 years with Price Waterhouse (now PricewaterhouseCoopers) in Philadelphia and Charlotte. From August 1985 until December 1986, he was chairman and co-owner of Consolidated Coin Caterers Corp. In March 1987, Mr. Hance joined NCNB, a predecessor to Bank of America. Mr. Hance also is an emeritus trustee of Washington University in St. Louis. Mr. Hance was the non-executive Chairman of the Board of Sprint Nextel Corp. and is currently an operating executive with the Carlyle Group.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
Cousins Properties Inc.; Duke Energy Corp.; The Carlyle Group; and Acuity Brands, Inc.

PUBLIC COMPANY DIRECTORSHIPS WITHIN THE PAST FIVE YEARS:
Rayonier, Inc.; Sprint Nextel Corp.; and Morgan Stanley Corp.

REASONS FOR NOMINATION:
The Board believes that Mr. Hance's extensive experience in the banking industry brings financial expertise to deliberations regarding the Company's balance sheet and liquidity. In addition, Mr. Hance's CPA background, his experience as a Chief Financial Officer, and his tenure as Vice Chairman of Bank of America, provide the Board with another experienced point of view in accounting, Audit Committee, and general risk management matters.

Exhibit 2

Proposal 1. — Election of Directors



William W. Helman IV

Independent
Age: 56
Director Since: 2011
Committees: Finance, Nominating and Governance, Sustainability and Innovation (Chair)

PRINCIPAL OCCUPATION:
General Partner, Greylock Partners, Cambridge, Massachusetts

RECENT BUSINESS EXPERIENCE:
Mr. Helman joined Greylock Partners in 1984. Greylock is a venture capital firm focused on early stage investments in technology, consumer Internet, and healthcare. Mr. Helman led Greylock's investments in Millennium Pharmaceuticals, Hyperion, Vertex Pharmaceuticals, Zipcar, Inc., and UPromise, among others. In addition, Mr. Helman is Chairman of the Board of Trustees of Dartmouth College and on the board of Harvard Management Company. He is on the board of the Isabella Stewart Gardner Museum and The Broad Institute.

PUBLIC COMPANY DIRECTORSHIPS WITHIN THE PAST FIVE YEARS:
Zipcar, Inc.

REASONS FOR NOMINATION:
The Board believes that Mr. Helman's experience as a venture capitalist in the technology, consumer internet, and healthcare industries brings a unique perspective to Board deliberations concerning new technology investments, social media marketing, and dealing effectively with healthcare issues. These issues are becoming increasingly important as the auto industry adopts new technologies, develops solutions to personal mobility challenges, adapts to new social media techniques, and the country fully implements new federal healthcare legislation.



Jon M. Huntsman, Jr.

Independent
Age: 55
Director Since: 2012
Committees: Compensation, Nominating and Governance, Sustainability and Innovation

PRINCIPAL OCCUPATION:
Chairman of the Atlantic Council of the United States and Chairman of the Huntsman Cancer Foundation, Salt Lake City, Utah

RECENT BUSINESS EXPERIENCE:
Governor Huntsman was appointed Chairman of the Huntsman Cancer Foundation in January 2012. He was U.S. Trade Ambassador and most recently Ambassador to China from August 2009 until April 2011. Prior to that, Gov. Huntsman was twice elected Governor of Utah from 2005 to 2009. He began his public service career as a White House staff assistant to President Ronald Reagan and has since included appointments as Deputy Assistant Secretary of Commerce for Asia, and U.S. Ambassador to Singapore. Gov. Huntsman serves on the boards of the U.S. Naval Academy Foundation and the University of Pennsylvania. In addition, he serves as a distinguished fellow at the Brookings Institute, a trustee of the Carnegie Endowment for International Peace, and a trustee of the Reagan Presidential Foundation.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
Huntsman Corporation; Caterpillar, Inc.; and Chevron Corporation

REASONS FOR NOMINATION:
The Board believes that Gov. Huntsman brings a wealth of experience in the Asia Pacific region, where the Company intends to grow significantly in the coming years. Gov. Huntsman's knowledge and expertise will assist the Board in its deliberations concerning the expansion of Ford's business in this growth region. In addition, Gov. Huntsman's extensive experience in government service provides the Board with unique insight of government relations at the state, federal, and international levels.

Proposal 1. — Election of Directors



William E. Kennard

Independent
Age: 58
Director Since: January 2015
Committees: Nominating and Governance

PRINCIPAL OCCUPATION:
Chairman and co-founder of Velocitas Partners LLC, member of the Operating Executive Board of Staple Street Capital, New York, New York.

RECENT BUSINESS EXPERIENCE:
Mr. Kennard is the former chairman of the U.S. Federal Communications Commission (FCC) and former U.S. Ambassador to the European Union. His career spans more than three decades in law, telecommunications and private equity. Before his appointment as FCC chairman in 1997, Mr. Kennard served as the FCC's general counsel from 1993 to 1997. As U.S. Ambassador to the European Union from 2009 to 2013, he worked to eliminate regulatory barriers to commerce and to promote transatlantic trade, investment and job creation. In addition to his public service, Mr. Kennard was from 2001 to 2009 a managing director of The Carlyle Group, where he led investments in the telecommunications and media sectors. He also has served on several boards in the fields of telecommunications and media, insurance and energy, as well as on the boards of various non-profit organizations. He currently serves as a Fellow of the Yale Corporation and is a member of Secretary of State John Kerry's Foreign Affairs Policy Board.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
AT&T, Inc.; MetLife, Inc.; and Duke Energy Corporation

REASONS FOR NOMINATION:
Mr. Kennard's wealth of experience, particularly in telecommunications, where he has spent years shaping policy and pioneering initiatives to improve the benefits of technology for consumers worldwide will assist the Board in its deliberations relating to mobility. As we accelerate our work in the areas of in-car connectivity and mobility, his unique perspective will help guide our strategy in these critical areas.



John C. Lechleiter

Independent
Age: 61
Director Since: 2013
Committees: Compensation, Nominating and Governance

PRINCIPAL OCCUPATION:
Chairman, President and Chief Executive Officer, Eli Lilly and Company, Indianapolis, Indiana

RECENT BUSINESS EXPERIENCE:
Dr. Lechleiter has served as President and Chief Executive Officer of Eli Lilly and Company since April 2008 and as Chairman of the Board of Directors since January 2009. In 2005, he was named President and Chief Operating Officer and joined the Board of Directors. In 2004, Dr. Lechleiter became Eli Lilly's Executive Vice President for pharmaceutical operations. In 2001, Dr. Lechleiter was appointed Executive Vice President for pharmaceutical products and corporate development. During his career with Lilly, Dr. Lechleiter also has held executive positions in product development and regulatory affairs. Dr. Lechleiter joined Lilly in 1979 as a senior organic chemist. He currently serves as chairman of the U.S.-Japan Business Council and of United Way Worldwide, and he is a board member of the Pharmaceutical Research and Manufacturers of America, the Life Sciences Foundation, and the Central Indiana Corporate Partnership.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
Eli Lilly and Company and Nike, Inc.

REASONS FOR NOMINATION:
The Board believes that Dr. Lechleiter's extensive experience in the highly regulated pharmaceutical field will assist the Board as the Company adapts to an increasingly complex regulatory environment. Additionally, Dr. Lechleiter's experience as the CEO of a multi-national company and his knowledge of science, marketing, management and international business will aid the Board in its deliberations, especially as Ford seeks to expand its market share in regions outside North America.

Exhibit 2

Proposal 1. — Election of Directors



Ellen R. Marram
Presiding Independent Director
Age: 68
Director Since: 1988
Committees: Compensation, Nominating and Governance, Sustainability and Innovation

PRINCIPAL OCCUPATION:
President, The Barnegat Group, LLC, New York, New York

RECENT BUSINESS EXPERIENCE:
Ms. Marram is President of the Barnegat Group, LLC, a business advisory firm. From September 2000 through December 2005, Ms. Marram was Managing Director of North Castle Partners, LLC, a private equity firm. Ms. Marram previously served as President and CEO of Tropicana Beverage Group from September 1997 until November 1998, and had previously served as President of the Group, as well as Executive Vice President of The Seagram Company Ltd. and Joseph E. Seagram & Sons, Inc. Before joining Seagram in 1993, she served as President and CEO of Nabisco Biscuit Company and Senior Vice President of the Nabisco Foods Group from June 1988 until April 1993. Ms. Marram is a member of the board of Newman's Own, Inc., a trustee of Wellesley College, an Advisor Emerita to Deutsche Bank NA, and serves on a number of non-profit boards, including Institute for the Future, New York Presbyterian Hospital, and the Lincoln Center Theater.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
The New York Times Company and Eli Lilly and Company

REASONS FOR NOMINATION:
The Board believes that Ms. Marram's general management and marketing experience in managing well-known consumer brands adds significant expertise to Ford's focus on strengthening our core brands. Additionally, Ms. Marram's experience in advising companies provides her with multiple perspectives on successful strategies across a variety of businesses. Ms. Marram also brings a keen understanding of corporate governance matters to her position as Presiding Independent Director.



Gerald L. Shaheen
Independent
Age: 69
Director Since: 2007
Committees: Audit, Nominating and Governance (Chair)

PRINCIPAL OCCUPATION:
Retired Group President, Caterpillar, Inc., Peoria, Illinois

RECENT BUSINESS EXPERIENCE:
Mr. Shaheen was appointed Group President of Caterpillar in November 1998 and had responsibility for the design, development and production of the company's large construction and mining equipment, as well as marketing and sales operations in North America, Caterpillar's components business, and its research and development division. Mr. Shaheen joined Caterpillar in 1967 and held a variety of management positions. He retired from Caterpillar in February 2008. Mr. Shaheen is a board member and past chairman of the U.S. Chamber of Commerce, Chairman of the Illinois Neurological Institute, and former chairman and current member of the Board of Trustees of Bradley University.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
AGCO Corporation

REASONS FOR NOMINATION:
The Board believes that Mr. Shaheen's extensive experience as a Group President at Caterpillar adds a depth of manufacturing and general management knowledge that is beneficial for an automobile manufacturer. His knowledge of marketing and sales, as well as experience in research and development, related to the manufacture and sale of products in a capital and labor intensive industry, provide valuable insight into Ford's efforts to build products our customers want and value.

Exhibit 2

Proposal 1. — Election of Directors



John L. Thornton
Independent
Age: 61
Director Since: 1996
Committees: Compensation, Finance, Nominating and Governance

PRINCIPAL OCCUPATION:
Chairman, Barrick Gold Corporation, Toronto, Ontario, Canada

RECENT BUSINESS EXPERIENCE:
Mr. Thornton serves as Chairman of Barrick Gold Corporation, Co-Chairman of the Board of Trustees of the Brookings Institution, and advisory board member of China Investment Corporation (CIC) and of China Securities Regulatory Commission. He is also a Professor and Director at the Global Leadership Program at the Tsinghua University School of Economics and Management in Beijing, China. Mr. Thornton retired as President and Director of The Goldman Sachs Group, Inc. in 2003.

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
China Unicom (Hong Kong) Limited and Barrick Gold Corporation

PUBLIC COMPANY DIRECTORSHIPS WITHIN THE PAST FIVE YEARS:
Intel, Inc., News Corporation, and HSBC Holdings, plc.

REASONS FOR NOMINATION:
The Board believes that Mr. Thornton's extensive experience in corporate finance matters is critical to achieving the One Ford goals of financing our plan, improving our balance sheet, and creating profitable growth for all. Also, Mr. Thornton's extensive knowledge of international business, especially in China, brings to the Board valuable insight into what has become one of the world's most important automotive growth markets.

Exhibit 3

Charter of the Nominating and Governance Committee of the Board of Directors

I. Purpose

The Nominating and Governance Committee shall provide assistance to the Board of Directors in fulfilling its responsibility to the shareholders by:

- Identifying individuals qualified to become directors, consistent with criteria approved by the Board, and recommending to the Board for selection the candidates for all directorships to be filled by the Board or by the shareholders;
- Developing and recommending to the Board a set of corporate governance principles applicable to the Company; and
- Evaluating, monitoring and making recommendations to the Board with respect to the corporate governance policies and procedures of the Company.

II. Structure and Operations

Composition and Qualifications

The Nominating and Governance Committee shall be comprised of two or more members of the Board, each of whom is determined by the Board to be "independent" in accordance with the rules of the New York Stock Exchange and any other applicable legal or regulatory requirement.

Appointment and Removal

The members of the Nominating and Governance Committee shall be designated by the Board annually and shall serve until such member's successor is duly designated or until such member's earlier resignation or removal. Any member of the Nominating and Governance Committee may be removed from the Committee, with or without cause, by a majority vote of the Board.

Unless a Chair is designated by the Board, the members of the Nominating and Governance Committee shall designate a Chair by majority vote of the full Nominating and Governance Committee membership. The Chair will chair all regular sessions of the Nominating and Governance Committee and set the agendas for Nominating and Governance Committee meetings.

Delegation to Subcommittees

In fulfilling its responsibilities, the Nominating and Governance Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Nominating and Governance Committee and, to the extent not expressly reserved to the Nominating and Governance Committee by the Board or by applicable law, rule or regulation, to any other committee of directors of the Company appointed by it, which may or may not be composed of members of the Nominating and Governance Committee.

III. Meetings

The Nominating and Governance Committee shall ordinarily meet at least four times annually, or more frequently as circumstances dictate. Any member of the Nominating and Governance Committee may call meetings of the Nominating and Governance Committee.

Any director of the Company who is not a member of the Nominating and Governance Committee may attend meetings of the Nominating and Governance Committee; provided, however, that any director who is not a member of the Nominating and Governance Committee may not vote on any matter coming before the Nominating and Governance Committee for a vote. The Nominating and Governance Committee also may invite to its meetings any member of management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Nominating and Governance Committee may meet in executive session, as the Nominating and Governance Committee deems necessary or appropriate.

IV. Responsibilities and Duties

The following functions shall be the common recurring activities of the Nominating and Governance Committee in carrying out its purpose set forth in Section I of this Charter. These functions should serve as a guide with the understanding that the Nominating and Governance Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Nominating and Governance Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purpose of the Nominating and Governance Committee outlined in Section I of this Charter.

The Nominating and Governance Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern within the purpose of the Nominating and Governance Committee that the Nominating and Governance Committee deems appropriate or necessary and shall have the sole authority to retain and terminate outside counsel or other experts for this purpose, including the authority to approve the fees payable to such counsel or experts and any other terms of retention.

To fulfill its responsibilities and duties, the Nominating and Governance Committee shall:

Board Composition, Evaluation and Compensation

(1) Recommend to the Board criteria for the selection of new directors to serve on the Board.

(2) Identify individuals believed to be qualified as candidates to serve on the Board, consistent with criteria approved by the Board, and recommend that the Board select the candidates for all directorships to be filled by the Board or by the shareholders at an annual or special meeting. In identifying candidates for membership on the Board, the Nominating and Governance Committee shall take into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board. In addition, the Nominating and Governance Committee shall review and make recommendations to the Board whether members of the Board should stand for re-election. It shall consider matters relating to the retirement of Board members.

(3) Conduct all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates as directors. In that connection, the Nominating and Governance Committee shall have sole authority to retain and to terminate any search firm to be used to assist it in

identifying candidates to serve as directors of the Company, including sole authority to approve the fees payable to such search firm and any other terms of retention.

(4) Review and make recommendations, as the Nominating and Governance Committee deems appropriate, regarding the composition and size of the Board in order to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

(5) Recommend to the Board compensation for non-employee directors. In discharging this duty, the Nominating and Governance Committee shall be guided by the following: (i) compensation should be competitive and fairly compensate directors for the time and effort required of Board and Committee members in a company of Ford's considerable size and scope; (ii) compensation should align directors' interests with the long-term interests of shareholders; and (iii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Each year, the Nominating and Governance Committee shall review non-employee director compensation.

(6) At least annually, and as circumstances otherwise dictate, oversee evaluation of the Board of Directors.

Committee Selection and Composition

(7) Recommend members of the Board to serve on the committees of the Board, giving consideration to the criteria for service on each committee as set forth in the charter for such committee, as well as to any factors the Nominating and Governance Committee deems relevant, and where appropriate, make recommendations regarding the removal of any member of any committee.

Corporate Governance

(8) Periodically review the charter and composition of each committee of the Board and make recommendations to the Board for the adoption of or revisions to the committee charters, the creation of additional committees or the elimination of Board committees.

(9) Consider the adequacy of the By-Laws and Certificate of Incorporation of the Company and recommend to the Board, as conditions dictate, that it adopt amendments to the By-Laws and that it propose amendments to the Certificate of Incorporation for consideration by the shareholders.

(10) Develop and recommend to the Board a set of corporate governance principles and guidelines and keep abreast of developments with regard to corporate governance to enable the Nominating and Governance Committee to make recommendations to the Board in light of such developments as may be appropriate.

(11) Review management's monitoring of compliance with the Company's Standards of Corporate Conduct, consider any requests for waivers of the Company's codes of ethics by directors or executive officers and review any proposed transactions between the Company and its directors or executive officers.

(12) Consider policies relating to meetings of the Board. This may include meeting schedules and locations, meeting agendas and procedures for delivery of materials in advance of meetings.

Reports

(13) Report regularly to the Board (i) following meetings of the Nominating and Governance Committee, (ii) with respect to such other matters as are relevant to the Nominating and Governance Committee's discharge of its responsibilities and (iii) with respect to such recommendations as the Nominating and Governance Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Nominating and Governance Committee designated by the Nominating and Governance Committee to make such report.

(14) Prepare an annual report on corporate governance matters for inclusion in the proxy statement.

(15) Maintain minutes and other records of meetings and activities of the Nominating and Governance Committee, as appropriate under Delaware law.

V. Annual Performance Evaluation

The Nominating and Governance Committee shall perform a review and evaluation, at least annually, of the performance of the Nominating and Governance Committee and its members, including a review of adherence of the Nominating and Governance Committee to this Charter. In addition, the Nominating and Governance Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board any improvements to this Charter that the Nominating and Governance Committee considers necessary or appropriate. The Nominating and Governance Committee shall conduct such evaluation and reviews in such manner as it deems appropriate.

March 2004

Exhibit 4

J. Board of Directors Composition by Gender and Minorities

	Percent	
	2013	2014
Male	88.2	87.5
Female	11.8	12.5
Minorities	11.8	12.5

Data notes and analysis:

For 2013, Ford began publicly reporting Board of Directors composition by gender and minorities.

Also see:

Diversity and Inclusion

G4-22

Corporate Governance – Board of Directors

Exhibit 4

Ford's Board of Directors is guided by the company's corporate governance principles, code of ethics and charters for each board committee – all of which are publicly available in the corporate governance sectionof the Ford website.

Board Committees

The board addresses significant business issues as a full group and through five committees: Audit, Compensation, Finance, Nominating and Governance, and Sustainability and Innovation.
The Sustainability and Innovation Committee charter is available online.

During 2014, 10 directors served on the Sustainability Committee, which was chaired by Dr. Homer Neal, an independent director. On December 31, 2014, Dr. Neal left Ford's Board of Directors, and existing board member William W. Helman IV took over as chair of the Sustainability Committee effective January 1, 2015. In 2014, Ford's board met nine times, and the Sustainability Committee met four times. In 2015, we added "Innovation" to the Sustainability Committee's name and expanded their overall charter to illustrate the emphasis on innovation as the means for sustaining our business and our efforts to build a better world.

Board Qualifications, Independence and Evaluation

The board's Nominating and Governance Committee considers several qualifications when considering candidates for the board. Among the most important qualities directors should possess are the highest personal and professional ethical standards, integrity and values. They should be committed to representing the long-term interests of all shareholders. Directors must also have practical wisdom and mature judgment and must be objective and inquisitive.

Ford recognizes the value of diversity, and we endeavor to have a diverse board, with experience in business, international operations, finance, manufacturing and product development, marketing and sales, government, education and technology, and in areas that are relevant to the company's global activities. Our board members bring a wealth of experience and knowledge about economic, environmental and social issues that may impact the company.

Also see:

Exhibit 4

Members of the Board

Twelve of the company's current 15 directors are independent. Two of Ford's directors are women, and two are members of minority groups.

Each board member participates in an annual assessment of the effectiveness of the board and the committees on which he or she serves. As relevant, this evaluation includes an assessment of performance on economic, environmental and social topics. Board members also receive regular training and briefings on a range of key issues related to the business, including economic, environmental and social issues as relevant. We have established a procedure for shareholders to submit accounting and other concerns to independent directors and to send other communications to the board.

Exhibit 4

Diversity and Inclusion

Diversity and inclusion remain key business strategies for Ford. We seek to embrace diversity and inclusion at every level of the company, from the boardroom to the design studio, from the plant floor to the engineering center.

A Better, Stronger Company

Ford's senior executive leadership team endorses diversity and inclusion and takes pride in celebrating a workforce that reflects the society in which we live and work. Our diversity makes us a better company and a stronger company by bringing in fresh ideas, perspectives and experiences and by helping us to foster a truly collaborative workplace.

Ford is an equal opportunity employer. All qualified applicants receive consideration for employment without regard to race, religion, color, age, sex, national origin, sexual orientation, gender identity, disability status or protected veteran status. We are also committed to take affirmative action to attract and retain a diverse and inclusive workforce.

READ MORE:

- Our Vision and Strategic Areas of Focus
- Our Diversity Performance
- Diversity and Inclusion Awards
- Policy Letters and Directives

Exhibit 4

OUR PEOPLE

Our Diversity Performance

We seek to incorporate our diversity and inclusion strategies into every part of our company, in order to leverage our innovative workforce, compete in the marketplace and serve the community.

A Collaborative Effort

Diversity and inclusion is a collaborative effort across our entire enterprise. Some of our cross-functional collaboration includes working with Employee Resource Groups, Ford Fund & Community Services, Minority Dealer Operations, Recruiting, Supplier Diversity, and Worklife Flexibility & Benefits Programs.

In 2014, approximately 28 percent of our U.S. workforce (including both hourly and salaried employees) were members of minority groups and 23 percent were female. Among our global salaried workforce, 74 percent were male and 26 percent were female. Among managerial positions globally (defined as middle management and above), 18 percent were female. More information on our U.S. workforce by minority groups and gender can be found in the GRI Content Index (review-gri.html).

18%

of managerial positions globally are held by women.

Of our 16-member board of directors, two are women and two are members of minority groups. Of our 42 corporate officers, six are women and eight identify themselves as minorities.

Serving a global customer base requires employees with different viewpoints, experiences and perspectives, all working together as members of a skilled and motivated team. The company will continue to examine, review and revise its diversity and inclusion efforts to ensure we are applying best practices to attract and retain the widest range of talent and experience available.

READ MORE:

- Data: Employee Engagement and Diversity (people-data-engagement.html#e)